EXHIBIT 3.4

MIKROCOZE MASTER MANUFACTURING AGREEMENT

This Mikrocoze Master Manufacturing Agreement (the “Agreement”) is made and entered into as of January 4, 2017 (the “Effective Date”), by and between Mikrocoze Inc., 1545 Crossways Blvd., Suite 250, Chesapeake, Virginia 23320-0218 (“Mikrocoze ”) and, and New Bharat Furniture House, a India corporation having its principal place of business at 93-Court Road, Amritsar, Punjab, India. (“Manufacturer”).

RECITALS

A.	Manufacturer is engaged in the business of manufacturing, assembling, of furniture products for others.

B.	Mikrocoze is engaged in the business of developing, manufacturing and selling through its website furniture for small spaces.

C.

Mikrocoze desires to engage Manufacturer as a non–exclusive agent to manufacture, produce, assemble, test and package certain Furniture Products for Mikrocoze on the terms and conditions of this Agreement.

D.

Subject to the terms and conditions of this Agreement and the Exhibits hereto, Manufacturer shall manufacture and produce the quantity of Products specified by Mikrocoze pursuant to Orders established by Mikrocoze and shall do so under the direction of Mikrocoze .

E.

The Manufacturer and Mikrocoze wish this Agreement to define the general terms and conditions governing any and all transactions between the parties on a worldwide basis regarding the manufacture of Products for Mikrocoze . The Exhibits, the terms of which are hereby incorporated into this Agreement by this reference, will define the specific terms and conditions between the parties for a particular business model, a particular Product and/or a particular Mikrocoze delivery site, as applicable. The parties intend that additional products may be added to this Agreement by mutual written agreement of the parties by entering into an appropriate Exhibit to this Agreement.

In consideration of the mutual covenants and representations set forth herein, Mikrocoze and Manufacturer agree as follows:

1.	DEFINITIONS

The following definitions shall apply to this Agreement and to each Exhibit to this Agreement, unless specifically provided to the contrary:

1.1 “Lead Time” means the amount of time in advance of shipment that Manufacturer must receive an Order in order to deliver Products by the requested delivery date, as specified for a particular Product in the relevant Orders.

1.2 “Manufacturing Process” means the Manufacturer–proprietary process and fixtures employed by the Manufacturer to manufacture and assemble Furniture Products for Mikrocoze .

1.3 “Order” means any order provided to Manufacturer by Mikrocoze in writing which specifies the Furniture Products to be manufactured, including the quantity of each Product its description and part number, applicable manufacturing fee, shipping instructions and requested delivery dates and such other information as the parties may agree from time to time.

1.4 “Products” mean the combination of components, materials (including packaging materials), or Mikrocoze -provided items manufactured and assembled by Manufacturer for Mikrocoze under this Agreement.

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2.	MANUFACTURE OF PRODUCTS

2.1 Manufacturing. Under the direction of Mikrocoze , the Manufacturer will manufacture, assemble and test furniture for Mickrocoze’s market.

2.4 Items to be Supplied by Manufacturer.

(a) Unless otherwise agreed upon by the parties, Manufacturer will provide the Manufacturing Process, tooling, and fixtures for the manufacture of Products, any required supplemental manufacturing technology, manufacturing capacity, labor, transportation logistics, systems and facilities necessary for its manufacture, assembly, testing, packaging, and delivery of the Products.

(b) Manufacturer will provide or will acquire all Materials required to fulfill each Mikrocoze Order.

2.5 Changes in Manufacturing Process. Manufacturer will give Mikrocoze ninety (90) days advance written notice of any proposed changes (“Proposed Change Notice”) in site characteristics, materials and/or to its Manufacturing Process, which might affect the form, fit, performance, maintainability, of Products.

2.6 Modifications to the Mikrocoze Specifications. Mikrocoze may request reasonable modifications to the Specifications at any time during the term of this Agreement. If Mikrocoze ’s requested modifications do not require Manufacturer’s expenditure of significant additional time and effort, the requested modifications will be incorporated into the Manufacturing Process, and Manufacturer will perform the requested modifications at no additional charge. If such modifications require Manufacturer’s expenditure of significant additional time and effort, Manufacturer will advise Mikrocoze in writing of the effect on the Manufacturing Process and the parties will negotiate in good faith the amount of compensation, if any, to be paid by Mikrocoze to Manufacturer.

3.	ORDER PROCEDURE

3.1 Submission of Order. Mikrocoze will submit all Orders within required Lead Times to Manufacturer in writing by mail or facsimile, or by mutually agreed-upon electronic means.

3.2 Acceptance of Order. The Manufacturer will immediately acknowledge receipt of Orders and shall notify Mikrocoze of acceptance of Orders within five (5) days of receipt. Any Order which Manufacturer does not decline, in writing, within five (5) days of receipt shall be deemed accepted by Manufacturer. Manufacturer will accept all Orders properly submitted by Mikrocoze , provided that such Orders allow for required Lead Times and further provided that the quantity of Products.

3.3 Status Reports. Manufacturer will provide Mikrocoze with Order status reports when reasonably requested by Mikrocoze and within two (2) business day of each of the following milestones: (a) start of manufacturing; (b) Order completed; and (c) ordered Products shipped. Such status reports will be provided electronically in a format mutually agreed upon by both parties.

Nothing in this Section shall create any liability for cancellations that are permitted without penalty according to the Flexibility Matrix above except:

(a) If Mikrocoze cancels any Order fewer than ten (10) days prior to the scheduled delivery date.

(b) Any partial cancellations will be treated in accordance with the foregoing, except that any liability of Mikrocoze will be prorated according to the cancelled portion of the total quantity of Products ordered

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4.	MATERIALS MANAGEMENT

4.1 Materials/Inventory Management. Manufacturer will be responsible for prudently managing, the inventory of Materials in a manner that will ensure that Manufacturer can at all times fulfill Orders.

4.2 Materials Procurement.

(a) Manufacturer will purchase Materials as necessary to manufacture Products pursuant to Orders and will use standard and commercially prudent purchasing practices, including but not limited to: economic order quantities, attention to competitive pricing, consideration of supplier minimum quantities, and long-lead-time component management.

(b) Manufacturer will promptly identify and advise Mikrocoze of any foreseeable Material shortages that could impact Product delivery schedules, and will use its best reasonable efforts to identify a suitable remedy.

4.3 Obsolete or Surplus Materials. When any Material is rendered obsolete and/or surplus as a result of changes in Mikrocoze ’s requirements, and that Material was ordered by Manufacturer against an accepted Order or Forecast, such Material will be deemed “Surplus Material” and Manufacturer:

4.4 Losses of Materials, Inventory or Products. Manufacturer shall be responsible for and liable for any losses of or damages to Materials, inventory or Products caused solely by the acts or omissions of Manufacturer or its employees or representatives including without limitation theft or pilferage.

5.	TESTING AND QUALITY ASSURANCE

5.1 Quality Assurance. Manufacturer will maintain quality assurance systems for the control of Material quality, processing, assembly, testing, packaging and shipping in accordance with its usual policies and practices, and pursuant to any additional requirements set forth in this Agreement. Manufacturer will use its best efforts to prevent and, as applicable, will promptly remedy, any conditions within its control that could compromise the quality or reliability of the Products or the Manufacturing Process.

5.2 Testing. Manufacturer will perform its normal test procedures relating to the Products, as well as any additional reasonable testing stipulated in any Order accepted by it.

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6.	AUDIT AND INSPECTION

Manufacturer will provide, upon Mikrocoze ’s written request, its available reliability and quality data regarding Products for the purpose of maintaining consistent quality and reliability standards for such Products throughout the term of the Agreement. Manufacturer will permit Mikrocoze or its representatives, at Mikrocoze ’s expense and subject to Manufacturer’s reasonable security requirements, to perform quality audits of the facilities and processes used in manufacturing Products during normal business hours. Manufacturer will provide Mikrocoze with access to its facility and process control information, books and records which are specifically related to Manufacturer’s obligations under this Agreement, and as may be required by Mikrocoze to verify compliance with this Agreement.

7.	MANUFACTURING FEE

7.1 Manufacturing Fee. The fee to be paid to Manufacturer by Mikrocoze for the services of Manufacturer performing manufacturing on behalf of Mikrocoze as provided hereunder (the “Manufacturing Fee”) with respect to each Product.

7.2 Reductions. Manufacturer will actively work to achieve reductions in cost. At least once per quarter, Mikrocoze and Manufacturer will review and agree, in writing, to new Materials cost reimbursement and Manufacturing Fees for each Product. The new pricing shall constitute part of this Agreement.

7.3 Packaging. All Products shall be packaged for shipment so as to protect the Products from loss or damage and in conformance with good commercial practice, the Specifications, government regulations and other applicable standards. Any special packaging requirements shall be quoted by the Manufacturer and shall be implemented on Mikrocoze ’s written approval.

7.4 Shipping.

(a) Manufacturer will use its best efforts to meet any delivery dates specified in an Order, provided that such dates are consistent with the Lead Time. In any event, Manufacturer will promptly notify Mikrocoze of any anticipated inability to meet the delivery dates requested in the Order. Mikrocoze is responsible for obtaining, with the cooperation of Manufacturer at Mikrocoze ’s expense:

(i) any necessary export and import licenses relating to Products; and

(ii) any government or regulatory approvals relating to the marketing, sale or use of Products and maintaining compliance with all applicable laws and regulations in any jurisdiction to or from which Products are shipped or in or from which the Products are marketed, distributed or sold. Manufacturer will be responsible for the same in connection with Manufacturer’s Manufacturing Process

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8.	ACCEPTANCE OF PRODUCTS

8.1 Inspection. Mikrocoze reserves the right to inspect and test any Products delivered hereunder, and will accept or reject such Product in accordance with the following terms. Mikrocoze may reject any Products which: (a) have been materially damaged prior to delivery by Manufacturer, or (b) do not meet, in all material respects, the relevant Specification (“Rejected Products”). Acceptance of any Products does not relieve Manufacturer of its warranty obligations under this Agreement.

8.2 Notification. Mikrocoze will notify Manufacturer in writing of Rejected Products within five (5) business days of original receipt. Mikrocoze or Mikrocoze ’s customer (if applicable) will return Rejected Products to Manufacturer, at Manufacturer’s expense, within fifteen (15) business days of Mikrocoze ’s notification of Rejected Products

8.3 Manufacturer Election. If Manufacturer finds that the rejected products do not materially conform to the specifications, Manufacturer will, at its election, either repair or replace the Rejected Products, or refund to Mikrocoze all sums paid therefor. The cost associated with any such repair, replacement or refund, including any applicable shipping expenses, taxes, or other fees, will be the responsibility of Manufacturer. In the case of replacement or refund, title to the Rejected Product shall pass to Manufacturer on delivery to Manufacturer.

8.4 Payment.

(a) Payment of invoices is due to Manufacturer within five (5) days following the date of invoice. If any invoice paid by Mikrocoze is found, upon Mikrocoze ’s later review, to have been incorrect, Mikrocoze , at its option, will be entitled to a prompt refund or a credit of the incorrect amounts so paid.

(b) Except as otherwise provided herein, each party will be responsible for its own costs and expenses incurred by it and its employees in performing its obligations under this Agreement, including, but not limited to, travel, lodging, entertainment, employees’ salaries, wages or other compensation, together with each party’s respective federal, state, provincial, municipal or other taxes. Neither party will incur or assume any cost or expense on behalf of the other party without prior written consent from the party to be charged.

9.	TITLE AND RISK OF LOSS

9.1 Title and Risk of Loss. Title to Products and risk of loss and damage will pass from Manufacturer to Mikrocoze upon delivery by Manufacturer. Subject to the other terms and conditions of this Agreement, Manufacturer shall have title to and bear risk of loss for all Products from the beginning and throughout each subsequent stage of the manufacturing and assembly process.

10.	WARRANTY

10.1 Manufacturer Representations and Warranties. Manufacturer represents and warrants to Mikrocoze that: (i) Mikrocoze shall have good and clear title to the Product free and clear of all liens, claims, and encumbrances; (ii) all Manufacturing Processes and services provided hereunder by Manufacturer are either owned or properly licensed by Manufacturer or are in the public domain and do not infringe any proprietary rights of any third party; (iii) Manufacturer has the full power to enter into this Agreement and to carry out its obligations under this Agreement; (iv) it will perform its manufacturing services hereunder in a good, professional and workmanlike manner; (v) for a period of one (1) year from the date of acceptance by Mikrocoze (the “Warranty Period”) that: (a) the Products will conform to the Specifications and quality requirements applicable to such Product at the time of its manufacture; and (b) such Products will be of good material and workmanship and free from defects for which Manufacturer is responsible in the manufacture, assembly, testing and packaging of the same This

Warranty shall not apply to any Products which have been the subject of misuse, improper testing, repair, or alteration.

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EXCEPT AS SPECIFICALLY PROVIDED FOR HEREIN, MANUFACTURER DISCLAIMS ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

11.	TERM AND TERMINATION

11.1 Term. This Agreement shall commence on the Effective Date and shall continue for an initial term of five (5) years, unless and until terminated as provided herein.

11.2 Termination for Cause. Either party may suspend its performance and/or terminate this Agreement immediately upon written notice at any time upon occurrence of any one of the following events:

(a) Either party may terminate any Order and/or this Agreement by giving to the other party four (4) months prior written notice at any time. In the event of termination under this Section:

(b) The other party: (i) becomes insolvent; (ii) enters into or files a petition, arrangement or proceeding seeking an order for relief under bankruptcy laws of the United States or India (iii) enters into a receivership for any of its assets; (iv) enters into a composition with or assignment for the benefit of its creditors; or (v) enters into a readjustment of debt dissolution or liquidation.

(c) Manufacturer will be entitled at its option to perform all accepted Orders placed prior to the termination of this Agreement and the terms of this Agreement will continue to apply to such Orders. Furthermore, unless otherwise agreed in writing between the parties, the terms of this Agreement will remain in effect during and after the initial term and will continue to govern any Orders issued by Mikrocoze prior to expiration or termination of the Agreement.

12.	GENERAL

12.1 Relationship of the Parties. Mikrocoze and Manufacturer are and will remain independent contractors and the employees of one will not be considered to be employees of the other. This Agreement is not intended by the parties to constitute or create a joint venture, partnership, or other form of business organization or combination of any kind, and the rights and obligations of the parties will be only those expressly set forth herein. Neither party will at any time nor in any way represent itself as being a dealer, agent or other representative of the other party or as having authority to assume or create obligations or otherwise act in any manner on behalf of the other party, except to the extent agreed upon herein, or as may be agreed by the parties in writing in the future.

12.2 Force Majeure. Neither party shall be liable for any failure or delay in its performance under this Agreement (other than payment obligations) due to acts of God, acts of civil or military authority, fires, epidemics, floods, earthquakes, riots, sabotage or destruction of production facilities, strikes, work stoppages, slow-downs or other industrial disputes; inability to obtain any necessary license or consent, provided that the delayed party: (a) gives the other party written notice of such cause within ten (10) working days of discovery of the event; and (b) uses its reasonable efforts to remedy such delay in its performance. The delay in performance shall be extended for a period not to exceed sixty (60) working days.

12.3 Assignment. This Agreement shall be binding on the parties hereto and their successors and assigns; provided, however, that neither party shall not assign or transfer, in whole or in part, this Agreement or any of its rights or obligations arising hereunder without the prior written consent of the other party. Any purported assignment without such consent shall be null and void.

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12.4 Compliance with Laws. Manufacturer warrants that in performance of work under this Agreement it has complied with and will comply with all applicable federal, state, local, and other laws and ordinances now or hereafter enacted. Manufacturer warrants that in performance of work under this Agreement it has complied with and will comply with all laws, regulations, statutes and ordinances of all governmental entities including local, state, federal or international, now or hereafter enacted, which regulate any material because it is radioactive, toxic, hazardous or otherwise a danger to health, reproduction or the environment. In addition, Manufacturer shall secure and maintain adequate worker’s compensation insurance in accordance with the laws of the state or states from which Manufacturer shall perform manufacturing services for Mikrocoze . Upon request, Manufacturer agrees to issue certificates certifying compliance with any of the aforementioned laws or regulations as may be applicable to the Products and/or services being furnished hereunder. Mikrocoze shall warrant that use of its Proprietary Technology or Know-how will not violate any applicable law.

12.5 Notices. All notices, approvals, consents and other communications required or permitted under this Agreement will be in writing and delivered by confirmed facsimile transmission, by courier or overnight delivery service with written verification of receipt, or by registered or certified mail, return receipt requested, postage prepaid, and in each instance will be deemed given upon receipt. All such notices, approvals, consents and other communications will be sent to the addresses set forth above or to such other address as may be specified by either party to the other in accordance with this Section.

12.6 Entire Agreement and Amendment. This Agreement, including all exhibits hereto, constitutes the entire agreement between the parties relating to its subject matter and supersedes all prior or contemporaneous representations, discussions, negotiations, and agreements, whether written or oral, relating to its subject matter. This Agreement may be amended or modified only by a writing that is signed by duly authorized representatives of both parties.

12.7 Governing Law. This Agreement shall be governed by the laws of the State of Nevada, U.S.A., without reference to conflict of laws principles. Unless waived by Mikrocoze (which it may do in its sole discretion) the exclusive jurisdiction and venue of any action with respect to the subject matter of this Agreement shall be the state courts for the State of Nevada and each of the parties hereto submits itself to the exclusive jurisdiction and venue of such courts for the purpose of any such action. The provisions of the United Nations Convention on Contracts for the International Sale of Goods shall apply to this Agreement.

12.8 Precedence. If there is any conflict between the terms of any Order or other documents comprised in an Order and the terms of this Agreement then the terms of this Agreement will prevail over the Order or any other such document unless it has been agreed to in writing signed by both parties’ authorized representatives.

17.9 Amendment and Waiver. Only a written instrument executed by both parties hereto may amend this Agreement and the Exhibit. Failure by either party to enforce any provision of this Agreement shall not be deemed to be a continuing waiver or a waiver of any other default or other term, but shall act solely in the instance to which such waiver is directed.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date.

“Manufacturer” NEW BHARAT FURNITURE HOUSE		“Mikrocoze ” MIKROCOZE INC.

BY:	/S/ MANDEEP SINGH KHURANA	BY:	/S/ SUKHMANJI SINGH

DATE:	____________	DATE:	____________

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